

December 3, 2013

Via E-Mail
Stephen Saber
Chief Executive Officer
The Pulse Network, Inc.
437 Turnpike Street
Canton, MA 02021

Re: **The Pulse Network, Inc.**
       Form 10-K/A for the fiscal year ended March 31, 2013
       Filed November 4, 2013
       File No. 000-54741

Dear Mr. Saber:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.   Please refer to prior comment 6 of our letter dated June 4, 2013 and comment 1 of our letter dated August 6, 2013. We note your disclosure on page 4 of your amendment to the Form 8-K filed on November 4, 2013 that the company was a shell company prior to the share exchange. Please consider expanding the discussion of your potential future need for additional capital that may arise from the restrictions on sales of unregistered securities under Rule 144 as a result of your former shell company status. For example, such restrictions may have an adverse impact on your ability to attract additional capital to implement your business plan or sustain operations. Please consider discussing the risks, to the extent material, resulting from the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and the potential of attracting additional capital.

2.   Please refer to prior comment 7 of our letter dated June 4, 2013 and comment 1 of our letter dated August 6, 2013. We note your disclosure on page 18 of your amendment to the Form 8-K filed on November 4, 2013 that "the company would not have sufficient capital to maintain operation beyond 3 months." Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and confirm that you will provide this disclosure in future filings.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 15

3.   We have reviewed the revisions to your report on internal control over financial reporting in response to prior comment 8; however, we note that the revisions did not appropriately address our prior comment. Please note that pursuant to Item 308(a)(3) of Regulation S-K, management's conclusion on its assessment of the effectiveness of internal control over financial reporting is required as of the end of the most recent fiscal year. As previously requested, please revise the disclosure to state, if true, that as of March 31, 2013, management concluded that your internal control over financing reporting was not effective.

        You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3453, with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Adviser

cc: Via E-Mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC